Special Shareholder Notice
Western Asset Worldwide Income Fund Inc. (SBW)

The Board of Directors of the Fund has approved Western Asset Management Company Pte. Ltd. in Singapore ("Western Singapore") and Western Asset Management Company Ltd in Japan ("Western Japan") as subadvisers to the Fund under additional sub-advisory agreements between Western Asset Management Company ("Western Asset") and Western Singapore, and Western Asset and Western Japan. Western Asset will supervise Western Singapore's and Western Japan's provision of services to the Fund. The appointments are effective as of February 3, 2009.

Western Singapore was established in 2000 and has offices at 1 George Street #23-01, Singapore 049145. Western Japan was founded in 1991 and has offices at 36F Shin-Marunouchi Building, 5-1 Marunouchi 1-Chome Chiyoda-Ku, Tokyo 100-6536, Japan.

The Western Singapore and Western Japan offices are responsible, generally, for managing Asian (excluding Japan) and Japanese fixed-income mandates, respectively, including the related portions of Western Asset's broader portfolios, as well as servicing these relationships. They undertake all investment-related activities including investment management, research and analysis, securities settlement, and client services.

While Western Asset will remain ultimately responsible for investment decisions relating to the Fund's portfolio, Western Singapore and Western Japan will provide certain subadvisory services to the Fund relating to currency transactions and investments in non-U.S. dollar-denominated securities and related foreign currency instruments. The Fund's current management fee remains unchanged. Western Asset, Western Singapore and Western Japan are wholly-owned subsidiaries of Legg Mason, Inc.